As filed with the Securities and Exchange Commission on January 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A
(Amendment No.1)
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

IMH Financial Corporation

(Name of Applicants)

7001 N. Scottsdale Road, #2050
Scottsdale, Arizona 85253
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
4% Subordinated Notes due 2019	Up to a maximum aggregate principal amount of $20 million
_________________________
Approximate date of proposed public offering
As promptly as practicable
after the effective date of this
Application for Qualification (1)

Name and address of agent for service:
William Meris
Chief Executive Officer
IMH Financial Corporation
7001 N. Scottsdale Road, #2050
Scottsdale, Arizona 85253
(480) 840-8400

With A Copy To:
Jon Cohen, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
400 East Van Buren
Phoenix, Arizona 85004
(602) 382-6247

The Company hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such earlier date as the SEC, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

(1)	Subject to the timing and conditions described in the Stipulation (as defined below).

EXPLANATORY NOTE
This Amendment No. 1 to the Application for Qualification of Indenture (the “Application”) under the Trust Indenture Act of 1939, as amended, on Form T-3 of IMH Financial Corporation (the “Company”), filed by the Company with the Securities and Exchange Commission on August 20, 2013, is being filed to reflect updated numbers, as well as certain changes to the indenture and related documents.

GENERAL

1.	General Information.
The Company is a corporation organized and existing under the laws of the State of Delaware.

2.	Securities Act exemption applicable.
The Company may issue up to $20 million aggregate principal amount of 4% Subordinated Notes due 2019 (the “Notes”) in exchange for up to 2,493,765 shares of common stock, par value $0.01 per share, of the Company at an exchange rate of $8.02 aggregate principal amount of Notes for each share of common stock validly tendered (the “Exchange Offer”). The Exchange Offer is being made pursuant to the terms of that certain Stipulation and Agreement of Compromise, Settlement and Release, dated as of March 19, 2013 (the “Stipulation”), following a fairness hearing and approval of the fairness of the Notes and the Exchange Offer by the Delaware Chancery Court (the “Court”). The Exchange Offer is being made solely to “Class Members,” as such term is defined in the Stipulation. The Class Members were given notice of and an opportunity to appear at the fairness hearing pursuant to documentation and procedures approved by the Court. The fairness hearing was held on July 18, 2013.

The Exchange Offer will be exempt from registration under the Securities Act of 1933, as amended, pursuant to the provisions of Section 3(a)(10) thereof and the conditions outlined in Staff Legal Bulletin No 3A (CF), dated June 18, 2008 (the “Bulletin”). The Company submitted a no action request with the Divisions of Corporation Finance and Trading and Markets of the Securities and Exchange Commission (“SEC”) with respect to the application of Section 3(a)(10) to the transaction and other matters (the “No Action Request”) and on July 17, 2013, received a favorable “no action” letter with respect to such request.
As the Notes are proposed to be offered for exchange by the Company with its existing security holders for outstanding common stock of the Company, the Company believes that the transaction is also exempt from registration under the Securities Act of 1933, as amended, pursuant to the provisions of Section 3(a)(9) thereof and Rule 150 promulgated thereunder. No sales of securities of the same class as the Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer. No commission or other remuneration has been or will be paid by the Company, directly or indirectly, for soliciting exchanges pursuant to the Exchange Offer, and no consideration has been, or is to be given, directly or indirectly, by the Company to any person in connection with the transaction, except for customary fees and expenses of its legal advisors, customary fees and expenses paid to the trustee under the Indenture to be qualified, and customary fees and expenses paid to an exchange agent for the transaction. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer. Regular employees of the Company, who will not receive additional compensation, shall provide information upon request from existing security holders of common stock concerning the Exchange Offer.
If the Exchange Offer is completed, the Notes will be issued under the Indenture to be qualified under the Application. No exchanges have been or will be accepted and no Notes have been or will be issued before the Indenture has been qualified pursuant to the Application.
AFFILIATIONS

3.	Affiliates.
Set forth below is a list of all direct and indirect subsidiaries of the Company, as of the date of this filing:

Subsidiary	Owned By:	% Held
11333, Inc.	IMH Financial Corporation	100
SWI Management, LLC	IMH Financial Corporation	100
IMH Management Services, LLC	IMH Financial Corporation	100
IMH Holdings, LLC	IMH Financial Corporation	100
IMH Disbursements, LLC	IMH Financial Corporation	100
IMH Special Asset NT 76, LLC	IMH Financial Corporation	100
IMH Special Asset LR, LLC	IMH Financial Corporation	100
Buena Yuma, LLC	IMH Financial Corporation	100
IMH Special Asset NT 100, LLC	IMH Financial Corporation	100
IMH Special Asset NT 101, LLC	IMH Financial Corporation	100
IMH Special Asset NT 102, LLC	IMH Financial Corporation	100
IMH Special Asset NT 107, LLC	IMH Financial Corporation	100
IMH Special Asset NT 118, LLC	IMH Financial Corporation	100
IMH Special Asset NT 132, LLC	IMH Financial Corporation	100
FR 160, LLC	IMH Financial Corporation	100
IMH Special Asset NT 137, LLC,	IMH Financial Corporation	100
IMH Special Asset NT 139, LLC,	IMH Financial Corporation	100
IMH Special Asset NT 140, LLC	IMH Financial Corporation	100
Stafford Meadows 7, LLC	IMH Financial Corporation	100
IMH Special Asset NT 152, LLC	IMH Financial Corporation	100
IMH Special Asset NT 155, LLC	IMH Financial Corporation	100
IMH Special Asset NT 158, LLC	IMH Financial Corporation	100
Horizon 100, LLC	IMH Financial Corporation	100
IMH Special Asset NT 161, LLC	IMH Financial Corporation	100
IMH Special Asset NT 162, LLC	IMH Financial Corporation	100
IMH Special Asset NT 163, LLC	IMH Financial Corporation	100
IMH Special Asset NT 164, LLC	IMH Financial Corporation	100
IMH Special Asset NT 168, LLC	IMH Financial Corporation	100
IMH Special Asset NT 172, LLC	IMH Financial Corporation	100
IMH Special Asset NT 175-IGH, LLC	IMH Financial Corporation	100
IMH Special Asset NT 175-AVN, LLC	IMH Financial Corporation	100
IMH Special Asset NT 176, LLC	IMH Financial Corporation	100
IMH Special Asset NT 178, LLC	IMH Financial Corporation	100
IMH Special Asset NT 181, LLC	IMH Financial Corporation	100
IMH Special Asset NT 184, LLC	IMH Financial Corporation	100
IMH Special Asset NT 186, LLC	IMH Financial Corporation	100

Subsidiary	Owned By:	% Held
IMH Special Asset NT 192, LLC,	IMH Financial Corporation	100
IMH Special Asset NT 194, LLC	IMH Financial Corporation	100
IMH Special Asset NT 198, LLC	IMH Financial Corporation	100
IMH Special Asset NT 199, LLC	IMH Financial Corporation	100
IMH Special Asset NT 203, LLC	IMH Financial Corporation	100
Coolidge Meadows, LLC	IMH Financial Corporation	100
IMH Special Asset NT 221, LLC	IMH Financial Corporation	100
IMH Special Asset NT 222, LLC	IMH Financial Corporation	100
IMH Special Asset NT 228, LLC	IMH Financial Corporation	100
IMH Special Asset NT 232, LLC	IMH Financial Corporation	100
IMH Special Asset NT 233, LLC	IMH Financial Corporation	100
IMH Special Asset NT 235, LLC	IMH Financial Corporation	100
IMH Special Asset NT 236, LLC	IMH Financial Corporation	100
IMH Special Asset NT 242, LLC	IMH Financial Corporation	100
IMH Special Asset NT 246, LLC	IMH Financial Corporation	100
IMH Special Asset NT 247, LLC	IMH Financial Corporation	100
IMH Special Asset NT 250, LLC	IMH Financial Corporation	100
IMH Special Asset NT 254, LLC	IMH Financial Corporation	100
IMH Special Asset NT 266, LLC	IMH Financial Corporation	100
IMH Safari Loans, LLC	IMH Financial Corporation	100
Lomas, LLC	IMH Financial Corporation	100
BR North 223, LLC	IMH Financial Corporation	100
Central Valley 1206, LLC	IMH Financial Corporation	100
Isleton 300, LLC	IMH Financial Corporation	100
Cheney, LLC	IMH Financial Corporation	100
Fowler 171, LLC	IMH Financial Corporation	100
NM-Emerald, LLC	IMH Financial Corporation	100
NM-Indian, LLC	IMH Financial Corporation	100
Porterville 179, LLC	IMH Financial Corporation	100
Tulare 167, LLC	IMH Financial Corporation	100
Tulare 207, LLC	IMH Financial Corporation	100
Samol, LLC	IMH Financial Corporation	100
AZ-Waters Edge, LLC	IMH Financial Corporation	100
May, LLC	IMH Financial Corporation	100
Heber, LLC	IMH Financial Corporation	100
AZ-Havasu, LLC	IMH Financial Corporation	100

Subsidiary	Owned By:	% Held
AZ-Havasu Golden Valley, LLC	IMH Financial Corporation	100
AZ-Havasu Kingman, LLC	IMH Financial Corporation	100
AZ-Havasu SN 2.08, LLC	IMH Financial Corporation	100
AZ-Havasu SN 67, LLC	IMH Financial Corporation	100
AZ-Havasu LN, LLC	IMH Financial Corporation	100
Satsuma St. Lender, LLC	IMH Financial Corporation	100
Recovery Asset Fund, LLC	IMH Financial Corporation	100
CA-Daley, LLC	IMH Financial Corporation	100
NT 233 Oak Creek Lots, LLC	IMH Financial Corporation	100
IMH LR Real Estate, LLC	IMH Financial Corporation	100
IMH DWL Lender, LLC	IMH Financial Corporation	100
IMH LR Clubhouse, LLC	IMH Financial Corporation	100
LR Water, LLC	IMH LR Clubhouse, LLC	100
IMH LR Golf, LLC	IMH LR Clubhouse, LLC	100
IMH LR Restaurant, LLC	IMH LR Clubhouse, LLC	100
Investors Mortgage Holdings California, Inc.	11333, Inc.	100
Oasis Indian Bend LLC	IMH Financial Corporation	100
Stockholder, LLC	IMH Financial Corporation	100
255 Noholike Way, LLC	IMH Financial Corporation	100
HL Newco, LLC	IMH Financial Corporation	100
L’Auberge Newco, LLC	IMH Financial Corporation	100
Orchards Newco, LLC	IMH Financial Corporation	100
WARE Development, LLC	IMH Financial Corporation	100
Southwest Acquisitions, LLC	IMH Financial Corporation	100
Royal Multifamily Ventures 2013-1, LLC	IMH Financial Corporation	100
Royal Multifamily Promote 2013-1, LLC	IMH Financial Corporation	100
L’Auberge Newco Restaurant, LLC	L’Auberge Newco, LLC	100
L’Auberge Newco Spa, LLC	L’Auberge Newco, LLC	100
Orchards Newco Restaurant, LLC	Orchards Newco, LLC	100
Royal Commercial Realty Capital, LLC	IMH Financial Corporation	100
Motor City, LLC	IMH Financial Corporation	100
IMH EQ LLC	IMH Financial Corporation	100
IMH HI	IMH Financial Corporation	100
IMH NM LLC	IMH Financial Corporation	100
IMH TX 309 LLC	IMH Financial Corporation	100
IMH EQ TWO LLC	IMH Financial Corporation	100

See also Items 4 and 5 below.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The executive officers and directors of the Company are:

William Meris	Chief Executive Officer, President and Chairman of the Board

Steven Darak	Chief Financial Officer and Director

The business address and telephone number for each of the above directors and executive officers is c/o IMH Financial Corporation, 7001 N. Scottsdale Road, #2050, Scottsdale, Arizona 85253, (480) 840-8400.

5.	Principal owners of voting securities.
There is no person who owns 10% or more of the currently outstanding voting securities of the Company.
The following information assumes the conversion of certain debt securities of the Company. Presented below is certain information regarding persons owning 10% or more of the voting securities of the Company as of January 15, 2014, assuming such conversion. The percentages set forth in the table below are based on 16,832,221 shares of the Company’s common stock currently outstanding as of January 15, 2014.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
NWRA Ventures I, LLC 10 Cutter Mill Road, Suite 402 Great Neck, NY 11021	Common Stock, par value $0.01	7,123,594 (1)	30%
Desert Stock Acquisition I LLC 10 Cutter Mill Road, Suite 402 Great Neck, NY 11021	Common Stock, par value $0.01	7,123,594 (1)	30%
NWRA Ventures Management I, LLC 10 Cutter Mill Road, Suite 402 Great Neck, NY 11021	Common Stock, par value $0.01	7,123,594 (1)	30%
NWRA Red Rock I, LLC 10 Cutter Mill Road, Suite 402 Great Neck, NY 11021	Common Stock, par value $0.01	7,123,594 (1)	30%
Juniper NVM, LLC c/o Juniper Capital Partners, LLC 981 Linda Flora Los Angeles, California 90049	Common Stock, par value $0.01	7,123,594 (1)	30%
Five Mile Capital II IMH Investment SPE, LLC c/o Five Mile Capital Partners LLC 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901	Common Stock, par value $0.01	7,123,594 (1)	30%
Five Mile Capital II Equity Pooling LLC c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901	Common Stock, par value $0.01	7,123,594 (1)	30%
Five Mile Capital Partners LLC c/o Five Mile Capital Partners LLC, 3 Stamford Plaza, 301 Tresser Blvd., 12th Floor Stamford, CT 06901	Common Stock, par value $0.01	7,123,594 (1)	30%

(1)
The number of shares of common stock is based on the information contained in the Schedule 13D filed with the SEC on June 17, 2011 reporting shares held as of June 7, 2011. The Schedule 13D provides that the number of shares of common stock listed for each entity above (the “Reporting Companies”) assumes the conversion of the promissory note (the “Promissory Note”) relating to the $50 million senior secured convertible loan (the “NW Capital Loan”) funded by the Reporting Companies and made to the Company on June 7, 2011 into the Company’s Series A preferred stock and then into common stock and assumes the maximum deferred interest elections on the Promissory Note or the maximum PIK dividend elections on the Series A preferred stock, as applicable. Only NWRA Ventures I, LLC (“NW Capital”), as a lender to the Company, is the direct beneficial owner of the shares, while the other Reporting Companies, as affiliates of NW Capital, are indirect beneficial owners. As of June 7, 2011, each of the Reporting Companies had the following shared direct and indirect interests in Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock and Class B-4 Common Stock: respectively 1,432 (constituting less than 1% of the class); 1,432 (constituting less than 1% of the class); 2,849 (constituting less than 1% of the class) and 313,789 (50% of the class). Amounts do not include any shares issuable upon conversion of Rights Offering Notes described in Item 7 below.
UNDERWRITERS

6.	Underwriters.

(a)
No person within the last three years prior to the date of filing the Application has acted as an underwriter of any securities of the Company which were outstanding on the date of filing the Application.

(b)	No person is acting or proposes to act as an underwriter with respect to the Notes proposed to be offered in the Exchange Offer.
CAPITAL SECURITIES

7.	Capitalization.

(a)	The following table sets forth information with respect to each authorized class of securities of the Company as of December 31, 2013:

(i)	Debt Securities:

Title of Class	Amount Authorized	Amount Outstanding
	December 31, 2013	December 31, 2013
NW Capital loan (1)	$65,423,000	$65,423,000
17% Senior Secured Convertible Notes due 2016 (2)	3,000,000	0
4% Subordinated Notes due 2019 (3)	20,000,000	0
Other Long-Term Debt (4)	44,114,000	44,114,000

(1)
On June 7, 2011, the Company entered into a loan agreement with NW Capital under which the Company borrowed $50 million. The NW Capital loan will mature on June 6, 2016 and bears interest at a rate of 17% per year. Interest is payable in arrears on the first business day of each April, July, October and January during the term of the loan. All interest is payable in cash, but NW Capital, in its sole discretion, may make an annual election to defer a portion of the interest due equal to 5% per annum until the stated maturity or earlier repayment on the note. The outstanding balance of deferred interest from time to time bears interest at the base interest rate of 17% per annum. NW Capital elected to defer 100% of the interest on the loan to December 7, 2011 and 5% per annum of the interest accruing from December 8, 2011 to December 31, 2011 and for all of fiscal 2012 and 2013. The NW Capital loan is secured by substantially all of our assets and is guaranteed by our subsidiaries. The NW Capital loan is also convertible into our Series A preferred stock.

(2)
Pursuant to the Stipulation, the Company will also offer certain Class Members the right to purchase up to $3,000,000 of its 17% Senior Secured Convertible Notes due 2016 (the “Rights Offering Notes”) with the same economic terms as the NW Capital loan.

(3)	These are the Notes to be issued under the Indenture being qualified pursuant to the Application.

(4)
Includes Debt, Notes Payable and Special Assessment Obligations as disclosed in the Notes to Unaudited Condensed Consolidated Financial Statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013. In addition, includes approximately $24,700,000 in debt assumed in connection with the acquisition of L’Auburge de Sedona in May 2013.

(ii)	Equity Securities:

Title of Class	Amount Authorized		Amount Outstanding

Voting Common Stock, par value $0.01 per share, divided into the following classes and subclasses (collectively, the “Common Securities”):	200,000,000		16,832,221
Common Stock, par value $0.01 per share	150,208,500		50,000
Class B Common Stock, par value $0.01 per share, divided into the following subclasses:	16,994,144		15,985,432
Class B-1 Common Stock, par value $0.01 per share	4,023,400		3,800,930
Class B-2 Common Stock, par value $0.01 per share	4,023,400		3,800,930
Class B-3 Common Stock, par value $0.01 per share	8,165,700		7,714,334
Class B-4 Common Stock, par value $0.01 per share	781,644		627,579
Class C Common Stock, par value $0.01 per share	15,803,212		838,448
Class D Common Stock, par value $0.01 per share	16,994,144		-
Preferred Stock, par value $0.01 per share, with the following series being currently authorized:	100,000,000
Series A Preferred Stock	7,878,710	(1)	-

(1)
As provided in the Certificate of Designation for the Series A Preferred Stock, this number is subject to increase or decrease to reflect the shares actually issued upon any conversion of the NW Capital loan and the Rights Offering Notes. The Company estimates that if $3,000,000 of Rights Offering Notes are issued, a maximum of 7,474,704 of common stock could be issued upon conversion of the NW Capital loan and the Rights Offering Notes based on the estimated maximum potential outstanding principal and deferred interest through maturity.

(b)	Voting Rights.
At every meeting of the Company’s stockholders in connection with the election of directors and all other matters submitted to a vote of stockholders, every holder of the Common Securities is entitled to one vote in person or by proxy for each share of Common Securities registered in the name of the holder on the Company’s transfer books. Except as otherwise required by law, the holders of Common Securities will vote together as a single class, subject to the rights of holders of the Series A Preferred Stock (or any right that may be subsequently conferred upon holders of Preferred Stock) to vote together with holders of the Common Securities on all matters submitted to a vote of stockholders.
Holders of the Series A Preferred Stock will have the right to vote, together with holders of the Company’s Common Securities, and any other securities entitled to vote with the Common Securities, as a single class, on all matters on which holders of the Common Securities are entitled to vote. Each share of Series A Preferred Stock will be entitled to the number of votes equal to the number of whole shares of common stock into which such shares are then convertible.

INDENTURE SECURITIES

8.	Analysis of indenture provisions.
The Notes will be issued pursuant to an Indenture (the “Indenture”) to be entered into between the Company and U.S. Bank, National Association, as trustee (the “Trustee”), an Exchange Offering Promissory Note (the “Promissory Note”) and an Agreement by and between the Trustee and NW Capital, on behalf of NW Capital and the indenture trustee for the Rights Offering Notes (the “Intercreditor Agreement”). The following is a general description of certain provisions of the Indenture, the Promissory Note and Intercreditor Agreement, forms of which are filed as Exhibits T3C-1, T3C-2 and T3C-3 hereto. The description is qualified in its entirety by reference to the Indenture, the Promissory Note and the Intercreditor Agreement. Unless otherwise noted, capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture, the Promissory Note and the Intercreditor Agreement. Section references are to sections of the applicable document.
A.Events of Default; Notice and Enforcement
The following will be Defaults under the Indenture [Indenture, Section 7.01; Promissory Note, Section 5]:

1.
the failure to pay Interest on any Quarterly Payment Date; provided, that the Trustee shall deliver to the Company written notice of the Company’s failure to make such payment, and the Company shall not be in Default if the Company cures such payment default on or before the immediately following Quarterly Payment Date;

2.	subject to satisfaction of the conditions precedent in Section 2 of the Promissory Note, the failure to make the prepayment as required on the Required Prepayment Date;

3.	subject to the satisfaction of the conditions precedent in Section 3 of the Promissory Note, the failure to pay the Prepayment Amount when due;

4.	failure to pay the entire unpaid portion of the Exchange Offering Principal Balance and accrued and unpaid interest thereon and other sums due on the Stated Maturity Date;

5.
if a receiver, liquidator or trustee shall be appointed for the Company or if the Company shall be adjudicated a bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by or against, consented to, or acquiesced in by, the Company, or if any proceeding for the dissolution or liquidation of the Company shall be instituted; provided, however, if such appointment, adjudication, petition or proceeding was involuntary and not consented to by the Company, upon the same not being discharged, stayed or dismissed within one hundred twenty (120) days following its filing;

6.	if the Company shall make an assignment for the benefit of creditors; or

7.	if the Company attempts to assign its obligations under the Promissory Note in contravention of the terms thereof.
The Company is required to notify in writing a Responsible Officer of the Trustee, promptly upon becoming aware thereof, of any Default. [Indenture, Section 7.01] Within ninety days after being notified of the occurrence of a Default, the Trustee will give notice to the Noteholders of all Defaults known to a Responsible Officer of the Trustee, unless such Defaults shall have been cured or waived before the giving of such notice. However, except in the case of Default in the payment of the principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as a Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Noteholders. [Indenture, Section 7.08]
None of the provisions of the Indenture require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers if there is reasonable ground for believing that the repayment of such funds or adequate indemnity against such risks or liability is not reasonably assured to it. [Indenture, Section 8.01]

The Indenture and the Notes are subject to the provisions of the Intercreditor Agreement, which establishes the rights and obligations of the Trustee and the Noteholders vis-a-vis NW Capital and the holders of the Rights Offering Notes. The Intercreditor Agreement contains provisions subordinating the Notes and all rights, remedies, terms and covenants in the Notes and the Indenture to certain senior obligations, including those under the NW Capital loan and the Rights Offering Notes. [Intercreditor Agreement; Section 4(a) and (b)] As security for the payment and performance of such senior obligations and the obligations under the Intercreditor Agreement, the Trustee and Noteholders collaterally assign and grant a continuing, first priority security interest in favor of NW Capital (the “Assignment”) in all right, title and interest in the Indenture and the Notes (the “Subordinate Collateral”), including (i) all rights to receive monies due under the Subordinate Collateral, (ii) all claims for damages arising out of a breach of or default under the Indenture and the Notes, (iii) all rights, interests and title to, upon the occurrence of certain trigger events, terminate, amend, supplement, modify or waive performance under the Indenture and the Notes, to perform thereunder and to compel performance and otherwise exercise all rights, interest, title and remedies thereunder, (iv) all rights under the Indenture and the Notes to, upon the occurrence of certain trigger events, make determinations, to exercise elections or options and to give or receive any notice, consent, waiver or approval, and (v) all other proceeds of the Subordinate Collateral. [Intercreditor Agreement; Section 4(c)]

B.	Authentication and Delivery of Notes; Use of Proceeds
Any Officer of the Company may sign the Notes for the Company by manual or facsimile signature attested by the manual or facsimile signature of its Secretary or any Assistant Secretary or its Treasurer or any Assistant Treasurer. [Indenture Section 2.04]
A Note will not be valid until the Trustee (or an authenticating agent appointed by the Trustee as provided in the Indenture) manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture and that the holder is entitled to the benefits of the Indenture. [Indenture, Section 2.04]
The Trustee may appoint an authenticating agent to authenticate notes issued under the Indenture. The authentication and delivery of Notes by the authenticating agent will for all purposes under the Indenture be deemed to be authentication and delivery by the Trustee. An authenticating agent shall have many of the same rights as the Trustee under the Indenture. [Indenture, Section 16.14]
The Notes will be issued in registered form without coupons in denominations of $100 principal amount and integral multiples thereof. [Indenture, Section 2.03(a)] All of the Notes will initially be represented by a single note in global form. [Indenture, Section 2.02]
There will be no proceeds from the issuance of the Notes because the Notes are being issued in exchange for shares of the Company’s outstanding common stock.

C.	Release and Substitution of Property Subject to the Lien of the Indenture
The Notes are unsecured obligations of the Company. As such, the Notes are not secured by any lien on any property.

D.	Satisfaction and Discharge of the Indenture
The Indenture shall cease to be of further effect, except as expressly provided in the Indenture, and the Trustee, on written demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging the Indenture when:

•
the Company delivers to the Trustee for cancellation all authenticated Notes (other than any Notes that shall have been destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not previously cancelled, or

•
all the Notes not previously cancelled or delivered for cancellation have become due and payable (or are by their terms to become due and payable within one year or are to be called for redemption or prepayment within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption or prepayment) and the Company has deposited with the Trustee, in trust, funds or U.S. Government Obligations sufficient to pay at maturity or upon redemption or prepayment all of the Notes (other than any Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal and accrued interest due or to become due to such date of maturity or redemption or prepayment date, as the case may be, accompanied by a specified verification report in certain cases, and if the Company pays or causes to be paid all other sums payable by the Company. [Indenture, Article 13]

E.	Evidence as to Compliance
The Company will annually deliver an Officers’ Certificate to the Trustee with a statement by our officers as to whether or not, to our officers’ knowledge, we are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture, specifying any known defaults. [Indenture, Section 4.05] The Company must notify the Trustee promptly upon becoming aware of any Default. [Indenture, Section 7.01, 7.08]
Upon request to the Trustee to take any action under any provision of the Indenture, the Company will generally be required to furnish an Officers’ Certificate and Opinion of Counsel as to satisfaction of all conditions precedent to such action provided for in the Indenture. [Indenture, Section 16.08]

9.	Other obligors.
No person other than the Company is an obligor on the Notes.
Contents of application for qualification.
The application for qualification comprises:

(a)	Pages numbered one to thirteen, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of U.S. Bank, National Association, as Trustee under the Indenture to be qualified (included as Exhibit T3G).

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

(i)
Exhibit T3A-1. – Certificate of Incorporation of IMH Financial Corporation (incorporated by reference from Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 23, 2010). (1)

(ii)
Exhibit T3A-2. – Certificate of Designation of Series A Cumulative Convertible Preferred Stock of IMH Financial Corporation (incorporated by reference from Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 26, 2011). (1)

(iii)
Exhibit T3A-3. – Certificate of Correction of Certificate of Incorporation of IMH Financial Corporation (incorporated by reference from Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2013). (1)

(iv)
Exhibit T3B. – Second Amended and Restated Bylaws of IMH Financial Corporation (incorporated by reference from Exhibit 3.2 to the Company’s Current Report on Form 8‑K filed with the SEC on January 15, 2013). (1)

(v)	Exhibit T3C-1. – Form of Indenture.

(vi)	Exhibit T3C-2. – Form of Exchange Offering Promissory Note.

(vii)
Exhibit T3C-3. – Form of Agreement by and between NW Capital, on behalf of NW Capital and the indenture trustee for the Rights Offering Notes, and U.S. Bank, National Association, as Trustee for the Notes.

(viii)	Exhibit T3D-1. – Stipulation and Agreement of Compromise, Settlement and Release, dated as of March 19, 2013 (without exhibits). (1)

(ix)
Exhibit T3D-2. – Final Order dated July 26, 2013 issued by the Court pursuant to the Stipulation approving the Exchange Offering (incorporated by reference from Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 31, 2013). (1)

(x)	Exhibit T3E-1. – Offering Memorandum to be provided to security holders in connection with the Exchange Offering (without exhibits). [To be filed by amendment].

(xi)	Exhibit T3E-2. – Correspondence regarding offering mechanics. [To be filed by amendment].

(xii)
Exhibit T3F. – Cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1).

(xiii)	Exhibit T3G – Statement of eligibility of Trustee on Form T-1.

(1) Previously filed

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, IMH Financial Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and State of Arizona, on the 31st day of January 2014.

IMH Financial Corporation

Attest: /s/ Steven T. Darak	By:	/s/ William Meris
Name: Steven T. Darak	Name:	William Meris
Title: Chief Financial Officer	Title:	President and Chief Executive Officer